UNITED STATES
       SECURITIES AND EXCHANGE COMMISSION
       Washington, D.C.  20549

       SCHEDULE 13D
       Under the Securities Exchange Act of 1934
                            (Amendment No. 10)

Vertical Communications, Inc.
______________________________________
          (Name of Issuer)

       Common Stock, $ .01 Par Value
              _________________________________________________
       (Title of Class of Securities)

04314L205
              _________________________________________________
                            (CUSIP Number)

       with a copy to:
       Austin W. Marxe				Allen B. Levithan, Esq.
       527 Madison Avenue, Ste 2600		Lowenstein Sandler PC
       New York, New York 10022		65 Livingston Avenue
                   Roseland, N.J. 07068
         (973) 597-2424
               ________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2008
__________________________________________________
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Cusip No.   04314L205

1.	Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only):
Austin W. Marxe and David M. Greenhouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	[    ]	 	Not Applicable
(b)	[    ]

3.	SEC Use Only

4.	Source of Funds (See Instructions):  00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
2(d) or 2(e):
Not Applicable

6.	Citizenship or Place of Organization:	    United States

Number of			7.	Sole Voting Power:	*
Shares Beneficially	8.	Shared Voting Power:             43,959,565*
Owned by
Each Reporting		9.	Sole Dispositive Power:	*
Person With			10.	Shared Dispositive Power:      43,959,565*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
43,959,565*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions):		               Not Applicable

13.	Percent of Class Represented by Amount in Row (11):    49.5% *

14.	Type of Reporting Person (See Instructions):       IA, IN


* This is a joint filing by Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?). Marxe and Greenhouse share sole voting and investment power over 1,314,198 shares of Common Stock, 2,971,761 warrants to purchase Common Stock and 553 shares of Preferred Stock convertible into 3,354,117 shares of Common Stock owned by Special Situations Cayman Fund, L.P., 333,995 shares of Common Stock, 553,295 Warrants to purchase Common Stock and 123 shares of Preferred Stock convertible into 640,627 shares of Common Stock owned by Special Situations Fund III, L.P., 3,775,515 shares of Common Stock, 8,685,953 Warrants to purchase Common Stock and 1,623 shares of Preferred Stock convertible into 9,816,488 shares of Common Stock owned by Special Situations Fund III QP, L.P., 1,283,016 shares of Common Stock, 2,937,127 Warrants to purchase Common Stock and 551 shares of Preferred Stock convertible into 3,320,299 shares of Common Stock owned by Special Situations Private Equity Fund, L.P., 123,282 shares of Common Stock, 313,852 Warrants to purchase Common Stock and 63 shares of Preferred Stock convertible into 360,152 shares of Common Stock owned by Special Situations Technology Fund, L.P., 677,831 shares of common stock, 1,632,912 Warrants to purchase Common Stock and 320 shares of Preferred Stock convertible into 1,865,146 shares of Common Stock owned by Special Situation Technology Fund II, L.P.. See Items 2 and 5 of this Schedule 13D for additional information.




Item 1.	Security and Issuer.
This schedule relates to the common stock, preferred stock and warrants of Vertical Communications, Inc. (formerly Artisoft, Inc.) (the ?Issuer?). The Issuer?s principal executive offices are located at 10 Canal Park, Ste 602, Cambridge, MA 02141-2250


Item 2.	Identity and Background.
The persons filing this report are Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?), who are the controlling principals of AWM Investment Company, Inc. (?AWM?), the general partner of and investment adviser to Special Situations Cayman Fund, L.P. (?Cayman?). AWM serves as the general partner of MGP Advisers Limited Partnership (?MGP?), the general partner of and investment adviser to Special Situations Fund III, L.P. (?SSF3?) and the general partner of Special Situations Fund III QP, L.P. (?SSFQP?). Marxe and Greenhouse are also members of MG Advisers, L.L.C. (?MG?), the general partner of Special Situations Private Equity Fund, L.P. (?SSPE?) and members of SST Advisers, L.L.C. (?SSTA?), the general partner of Special Situations Technology Fund, L.P. (?Technology?) and Special Situations Technology Fund II, L.P. (?Tech2?). AWM also serves as the
investment adviser to SSFQP, SSPE, Technology and Tech2.   (SSF3, SSFQP,
Cayman, SSPE, Technology and Tech2 will hereafter be referred to as, the ?Funds?).

The principal office and business address of the Reporting Persons, 527 Madison Avenue, Suite 2600, New York NY 10022.

The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

Mr. Marxe and Mr. Greenhouse have never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have either of them been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Marxe and Mr. Greenhouse are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.
Each Fund utilized its own available net assets to purchase the securities referred to in this Schedule.

Item 4.	Purpose of Transaction.

The securities referred to in this Schedule have been acquired by each of the Funds for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. Each Fund acquired the securities in the ordinary course of business and is holding the securities for the benefit of its investors.




Item 5.	Interest in Securities of the Issuer.

Cayman owns 1,314,198 shares of Common Stock, 2,971,761 warrants to purchase Common Stock and 553 shares of Preferred Stock convertible into 3,354,117 shares of Common Stock, or 13.0% of the shares outstanding, SSF3 owns 333,995 shares of Common Stock, 553,295 Warrants to purchase Common Stock and 123 shares of Preferred Stock convertible into 640,627 shares of Common Stock, or 2.9% of the shares outstanding, SSFQP 3,775,515 shares of Common Stock, 8,685,953 Warrants to purchase Common Stock and 1,623 shares of Preferred Stock convertible into 9,816,488 shares of Common Stock, or 31.4% of the shares outstanding, SSPE owns 1,283,016 shares of Common Stock, 2,937,127 Warrants to purchase Common Stock and 551 shares of Preferred Stock convertible into 3,320,299 shares of Common Stock, or 12.9% of the outstanding shares. Technology owns 123,282 shares of Common Stock, 313,852 Warrants to purchase Common Stock and 63 shares of Preferred Stock convertible into 360,152 shares of Common Stock, or 1.5% of the shares outstanding and Tech2 677,831 shares of common stock, 1,632,912 Warrants to purchase Common Stock and 320 shares of Preferred Stock convertible into 1,865,146 shares of Common Stock, or 7.5% of the shares outstanding. Messrs. Marxe and Greenhouse share the power to vote and direct the disposition of all shares of Common Stock owned by each of the Funds. Messrs. Marxe and Greenhouse are deemed to beneficially own a total of 7,507,837 shares of Common Stock, 17,094,900 Warrants to purchase common shares and 3,232 preferred shares convertible into 19,356,828 common shares, or 49.5% of the outstanding shares.

	The following table reflects the dispositions by each of the Funds during the sixty days preceding the event that required the filing of this form, other than such transactions which have already been reported form 13D filed on May 12, 2008, Accession number 0001044321-08-000181. (Each of which were effected in ordinary broker transactions):
A.  Special Situations Cayman Fund, L.P.

Date
Quantity
Average Price

(Purchases)




Date    Quantity   Average Price

(Sales)

During May 2008	17,484		$.09

B.  Special Situations Private Equity Fund, L.P.

Date
Quantity
Average Price

(Purchases)




Date   Quantity		Average Price

(Sales)

During May 2008	17,070		$.09

C.  Special Situations Fund III, L.P.

Date
Quantity
Average Price

(Purchases)




Date  Quantity  Average Price

(Sales)

During May 2008	4,444  $.09

D.  Special Situations Technology Fund, L.P.

Date
Quantity
Average Price

(Purchases)



Date	Quantity		Average Price

(Sales)

During May 2008	1,640		$.09


E.  Special Situations Technology Fund II, L.P.

Date
Quantity
Average Price

(Purchases)
Date		Quantity	Average Price

(Sales)

During May 2008	9,018		$.09




F.  Special Situations Fund III QP, L.P.

Date
Quantity
Average Price

(Purchases)



Date		Quantity		Average Price

(Sales)

During May 2008	75,144	$.09



Pursuant to Section 5(a) of the Subordinated Convertible Promissory Notes (the ?Notes?) dated April 16, 2008, on May 16, 2008 the Notes converted into Preferred Stock and Warrants. The Funds received the following shares of Preferred Shares (P.S.), which is convertible into common stock, by using the cost basis of $1,000 per share and the conversion price of $.05. In addition the Funds also received Warrants, as indicated below:

Fund						Preferred Stock		Warrants
Special Situations Cayman Fund L.P. 	128			2,571,612
Special Situations Private Equity Fund, L.P. 126		2,484,254
Special Situations Fund III, L.P. 			23		445,818
Special Situations Technology Fund, L.P. 	13		262,206
Special Situations Technology Fund II, L.P. 	70		1,374,548
Special Situations Fund III QP, L.P. 		373		7,356,841

Item 6.	Contracts, Arrangements, Understandings or Relationships With
Respect to Securities of the Issuer.

No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Messrs. Marxe and Greenhouse and any other individual or entity.



Item 7.	Material to be Filed as Exhibits.

Joint Filing Agreement.





Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 10, 2008



/s/_Austin W. Marxe
    Austin W. Marxe



/s/_David M. Greenhouse
    David M. Greenhouse






Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


JOINT FILING AGREEMENT


Austin W. Marxe and David M. Greenhouse hereby agree that the Schedule 13D to which this agreement is attached is filed on behalf of each of them.



/s/_Austin W. Marxe
Austin W. Marxe



/s/_David M. Greenhouse
David M. Greenhouse






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